SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1st July 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Notification of interests of Directors and Connected Persons

1.	Name of Company
InterContinental Hotels Group PLC
2.	Name of Director
Sir Ian Maurice Gray Prosser
3.	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.
Spouse
4.	Name of the registered holder
Hilary Prosser
5.	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
Spouse
6.	Please state the nature of the transaction
Notification of an existing holding of a connected person
7.	Number of shares/amount of stock involved
2170
8.	% of issued Class
Negligible
9.	Percentage of issued class
N/A
10.	Class of security
Ordinary shares of £1 each
11.	Price per share
N/A

12.	Date of transaction
Notification of an existing holding as at July 2003
13.	Date company informed
23 July 2003
14.	Total holding of connected person following this notification
2170
15.	Total percentage holding of issued class following this notification
N/A
16.	Name of contact and telephone number of queries
Catherine Springett, 020 7409 8569
17.	Name of authorised company office responsible for making this notification
Catherine Springett, Head of Secretariat
18.	Date of Notification
24 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	1st July 2003